   As filed with the Securities and Exchange Commission on January 26, 2001.

                                                Registration No. 333-______.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                            SUMMIT SECURITIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

              IDAHO                        601 WEST FIRST AVENUE                     82-0438135
 (State or other jurisdiction of      SPOKANE, WASHINGTON 99201-5015       (I.R.S. Employer Identification
 incorporation or organization)               (509) 838-3111                            No.)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             TOM TURNER, PRESIDENT
                            SUMMIT SECURITIES, INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:
                           Robert J. Ahrenholz, Esq.
                                 Kutak Rock LLP
                       717 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 297-2400

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS              AMOUNT      PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
        OF SECURITIES TO BE              TO BE        OFFERING PRICE          AGGREGATE         REGISTRATION
             REGISTERED                REGISTERED        PER UNIT         OFFERING PRICE(1)        FEE(3)
Investment Certificates, Series B...  $100,000,000           --             $100,000,000          $25,000

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

(2) Includes $44,500,000 of investment certificates that remains unsold and are being carried forward from Registration Statement No. 333-94129 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $11,125.00 was previously paid.

(3) A filing fee of $11,125.00 was previously paid for the $44,500,000 of investment certificates carried forward from Registration Statement No. 333-94129 pursuant to Rule 429.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 26, 2001

[LOGO]
                                                                      PROSPECTUS

                            SUMMIT SECURITIES, INC.

            UP TO $100,000,000 OF INVESTMENT CERTIFICATES, SERIES B

Summit is offering investment certificates with the following terms:

- The certificates are unsecured debt instruments, senior only to our outstanding equity securities.

- The certificates rank equally with our unsecured debt and are subordinate to all of our secured debt.

     MINIMUM INVESTMENT              TERM TO MATURITY            ANNUAL INTEREST RATE(1)
     ------------------              ----------------            -----------------------
            $100                        120 Months                         .%
            $100                     96 to 119 Months                      .%
            $100                      72 to 95 Months                      .%
            $100                      60 to 71 Months                      .%
            $100                      48 to 59 Months                      .%
            $100                      36 to 47 Months                      .%
            $100                      24 to 35 Months                      .%
            $100                      12 to 23 Months                      .%
          $250,000                      120 Months                         .%
          $250,000                    60 to 71 Months                      .%
                                INSTALLMENT PAYMENT OPTION
           $2,000                    60 to 120 Months                     .%(2)
                                DISCOUNT CERTIFICATE OPTION    ANNUAL RATE OF ACCRETION(3)
           $1,000                        36 Months                         .%
           $1,000                        48 Months                         .%
           $1,000                        60 Months                         .%
           $1,000                       120 Months                         .%

---------

(1) You may elect to receive interest payments monthly, quarterly, semi-annually or annually.

(2) Under the installment option you will receive equal monthly installments of principal and interest in accordance with an amortization schedule that you select.

(3) Under the discount certificates, you will not receive any principal or interest payments until maturity of the discount certificate. Discount certificates will be issued at a discount to their aggregate principal amount due at maturity. The discount certificates will accrete in value representing the amortization of original issue discount at the rates specified in the table above from the date of issue until the date of maturity, compounded semi-annually.

  YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 IN THIS
                                    PROSPECTUS.

                                                              PER CERTIFICATE   TOTAL IF ALL CERTIFICATES ARE SOLD
                                                              ---------------   ----------------------------------
Public offering price.......................................       100%                  $100,000,000
Sales commissions*..........................................     0 to 6%                None-$6,000,000
Maximum proceeds to Summit (before expenses)................    94 to 100%         $94,000,000-$100,000,000

------

* You will not incur a direct sales charge. Certificates earn interest or accrete in value without deduction for sales commissions. We will reimburse our sales agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

- Currently, there is no trading market for the certificates and you should not expect one to be established in the future.

-  The certificates are being issued in book-entry form only.

-  We may withdraw, terminate or cancel this offering without notice.

- We are offering the certificates on a continuous, best efforts basis, and there is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

- The proceeds from sales of certificates will be paid to us promptly following each sale and will not be placed in an escrow account.

- You may not purchase certificates under this prospectus after January 31, 2002.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

               The date of this prospectus is ____________, 2001.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................      3

RISK FACTORS................................................     10

FORWARD-LOOKING STATEMENTS..................................     12

USE OF PROCEEDS.............................................     12

DESCRIPTION OF CERTIFICATES.................................     13

MATERIAL FEDERAL INCOME TAX CONSIDERATION...................     16

PLAN OF DISTRIBUTION........................................     19

LEGAL MATTERS...............................................     20

EXPERTS.....................................................     20

AVAILABLE INFORMATION.......................................     20

INCORPORATION OF DOCUMENTS BY REFERENCE.....................     21

                            ------------------------

    You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. BECAUSE IT IS ONLY A SUMMARY, IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE CERTIFICATES. YOU SHOULD READ BOTH THIS PROSPECTUS AND THE ATTACHED ANNUAL REPORT ON FORM 10-K OF SUMMIT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                   THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

GENERAL

    Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is
(509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

HISTORY

    We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The chart on the next page depicts the relationship among the significant companies within the consolidated group. The chart excludes affiliated companies that are not subsidiaries of Summit.

    Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

BUSINESS

    The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

    Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from receivable cash flows, the sale of annuities, the sale of receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings.

    The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services, and Metwest provides receivable collection and servicing to Summit, Old Standard and Old West. At regular meetings of our board of directors, we will periodically request that a majority of the independent directors ratify and approve all material affiliated transactions and forgiveness of loans, if any. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Summit's Annual Report filed on Form 10-K for the year ended September 30, 2000, which is attached to this prospectus.

ORGANIZATIONAL CHART

(as of September 30, 2000)

    The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries and ownership of the consolidated group.

                              [SUBSIDIARIES CHART]

    NATIONAL SUMMIT CORP.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

    SUMMIT SECURITIES, INC.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

    METROPOLITAN INVESTMENT SECURITIES, INC.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

    SUMMIT PROPERTY DEVELOPMENT, INC.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

    SUMMIT GROUP HOLDING COMPANY: Inactive except as the owner of Old Standard Life Insurance Company.

    OLD STANDARD LIFE INSURANCE COMPANY: Invests in receivables and other investments that are principally funded by proceeds from receivable investments and from annuity sales.

    OLD WEST ANNUITY & LIFE INSURANCE COMPANY: Formerly known as Arizona Life Insurance Company; invests in receivables and other investments that are principally funded by the proceeds from receivable investments and from annuity sales.

                      SUMMARY OF THE CERTIFICATE OFFERING

Certificates offered......................  We are offering up to $100,000,000 in principal amount at maturity of investment certificates, series B. They
                                            will be issued at the minimum investment amounts, terms
                                            and rates listed on the cover page of this prospectus.
                                            There is no minimum amount of certificates that must be
                                            sold before we use the proceeds or terminate the
                                            offering. Certificates will be issued in book-entry form
                                            only.

Ranking...................................  The certificates are unsecured debt instruments of
                                            Summit. At December 31, 2000, we had outstanding
                                            approximately $61,755,553, including principal and
                                            compounded and accrued interest, of investment
                                            certificates series B, $21,000,000 of notes that rank
                                            equally with the series B certificates, and $10,900,800,
                                            including principal and accrued interest, of
                                            collateralized debt and similar obligations, excluding
                                            insurance subsidiary reserves, ranking senior to the
                                            certificates.

Discount certificates.....................  You have the option to purchase certificates at a discount to the principal amount due at maturity, known
                                            as discount certificates. There will be no principal or
                                            interest payments on the discount certificates until
                                            they mature. For a discussion of the special tax
                                            consequences involved with purchasing discount
                                            certificates, see the section entitled "MATERIAL FEDERAL
                                            INCOME TAX CONSIDERATIONS - Original Issue Discount on
                                            the Discount Certificates" in this prospectus.

Principal and interest payments...........  You may elect one of four options to receive principal and interest payments on the certificates: (1) to
                                            receive interest monthly, quarterly or semi-annually
                                            without compounding, or annual payments of interest that
                                            are compounded semi-annually, (2) to leave the interest
                                            with Summit until maturity and it will compound
                                            semi-annually, (3) for the certificates purchased under
                                            the installment option, equal monthly installments of
                                            principal and interest in accordance with an
                                            amortization schedule that you select, or (4) for the
                                            discount certificates, to forgo regular interest
                                            payments and purchase the certificate at a discount to
                                            the principal amount due at maturity, and receive the
                                            full principal amount at maturity. We may change the
                                            minimum investment amounts, terms and interest rates on
                                            unissued certificates offered in this prospectus from
                                            time to time by supplementing this prospectus. The terms
                                            of certificates issued prior to the date of any change
                                            will not be affected by the change.

Use of proceeds...........................  We will use the proceeds from the sales of this certificate offering to invest in receivables and to
                                            make other investments, which may include investments in
                                            existing subsidiaries, new business ventures or to
                                            acquire other companies. We may also use the proceeds to
                                            pay principal and/or interest on investment
                                            certificates, pay preferred stock dividends and for
                                            general corporate purposes.

Risk factors..............................  Purchasing the investment certificates involves risks.
                                            You should review the risks described in this prospectus
                                            and those described in the attached Annual Report on
                                            Form 10-K of Summit before you invest in the
                                            certificates. See "RISK FACTORS" for a discussion of the
                                            risks associated with investing in the certificates.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the consolidated group at September 30, 2000:

Debt Payable:
  Real estate contracts and mortgage notes payable 5.25% to
    10.0%, due 2001 to 2020.................................  $ 18,206,343
                                                              ------------
  Total Debt Payable........................................    18,206,343
                                                              ------------
Investment Certificates:
  Investment Certificates, maturing 2001 to 2010, at 6.1% to
    11.0%...................................................    62,085,000
  Compound and accrued interest.............................     8,350,014
                                                              ------------
  Total Investment Certificates.............................    70,435,014
                                                              ------------
Stockholders' Equity:
  Preferred Stock, $10 par: 10,000,000 shares authorized;
    289,816 shares issued and outstanding (liquidation
    preference $28,981,610).................................     2,898,161
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000
    shares issued and outstanding...........................       100,000
  Additional paid-in capital................................    23,383,884
  Retained earnings.........................................     8,454,394
  Accumulated other comprehensive loss......................    (5,007,025)
                                                              ------------
  Total Stockholders' Equity................................    29,829,414
                                                              ------------
  Total Capitalization......................................  $118,470,771
                                                              ============

    Subsequent to September 30, 2000, Summit issued $21,000,000 in notes due in 2005. The notes were issued in October, 2000 and carry an interest rate of 9.5%.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data shown below as of September 30, 2000 and 1999 and for the years ended September 30, 2000, 1999, and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated into and attached to this prospectus. The consolidated financial data shown below as of September 30, 1998, 1997 and 1996 and for the years ended September 30, 1997 and 1996, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus.

                                                                      YEAR ENDED SEPTEMBER 30,
                                              ------------------------------------------------------------------------
                                                  2000           1999           1998           1997           1996
                                              ------------   ------------   ------------   ------------   ------------
INCOME STATEMENT DATA:
Revenues....................................  $ 49,577,780   $ 36,198,936   $ 29,965,547   $ 19,785,462   $ 14,536,449
                                              ============   ============   ============   ============   ============
Net income..................................  $  4,082,239   $  2,814,828   $  2,524,027   $  1,851,240   $  1,244,522
Preferred stock dividends...................    (2,025,155)      (838,356)      (498,533)      (446,560)      (333,606)
                                              ------------   ------------   ------------   ------------   ------------
Income applicable to common stockholder.....  $  2,057,084   $  1,976,472   $  2,025,494   $  1,404,680   $    910,916
                                              ============   ============   ============   ============   ============
PER COMMON SHARE DATA:
Basic and diluted income per share
  applicable to common stockholder..........  $     205.71   $     197.65   $     202.55   $     140.47   $      91.09
                                              ============   ============   ============   ============   ============
Weighted average number of common shares
  outstanding...............................        10,000         10,000         10,000         10,000         10,000
                                              ============   ============   ============   ============   ============
Cash dividends per common share.............  $     100.00   $       0.00   $     $21.07   $       0.00   $       0.00
                                              ============   ============   ============   ============   ============
Ratio of earnings to fixed charges..........          1.81           1.57           1.64           1.46           1.40
Ratio of earnings to fixed charges and
  preferred stock dividends.................          1.29           1.34           1.46           1.31           1.26

BALANCE SHEET DATA:
Due from/(to) affiliated companies, net.....  $    366,940   $   (151,077)  $ 10,985,805   $    870,525   $  1,296,290
Total assets................................  $359,325,586   $295,115,959   $206,594,234   $166,354,070   $117,266,680
Investment certificates and other debt
  payable...................................  $ 88,641,357   $ 72,086,696   $ 56,078,514   $ 50,607,983   $ 46,674,841
Stockholders' equity........................  $ 29,829,414   $ 19,104,955   $ 10,684,064   $  7,756,643   $  5,358,774

                                  RISK FACTORS

    WHEN DECIDING WHETHER OR NOT TO PURCHASE THE CERTIFICATES, YOU SHOULD CAREFULLY CONSIDER THE RISKS CONTAINED IN THE SECTION ENTITLED "BUSINESS OVERVIEW--FACTORS AFFECTING FUTURE OPERATING RESULTS" OF SUMMIT'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2000, INCORPORATED INTO AND ATTACHED TO THIS PROSPECTUS. YOU SHOULD ALSO CONSIDER THE FOLLOWING RISKS ASSOCIATED WITH AN INVESTMENT IN THE CERTIFICATES:

    THE INDENTURE DOES NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT.

    The certificates are governed by an indenture dated as of November 15, 1990. The indenture does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the certificates. If we issue debt senior to the certificates and subsequently default on the senior debt, you may not receive the full amounts due on your certificates.

    CERTIFICATES ARE NOT A LIQUID INVESTMENT DUE TO THE ABSENCE OF AN ESTABLISHED TRADING MARKET.

    There is no trading market for the certificates and it is not anticipated that one will develop. Generally, you cannot have your certificates redeemed until they mature. There are only limited situations in which certificates will be redeemed early. These may include situations where there is a mutual agreement between you and Summit, or when the "prepayment on death" provision applies. You should consider your needs for liquidity before investing in the certificates and you should be prepared to hold any certificates purchased in this offering until their maturity.

    IF YOU PURCHASE DISCOUNT CERTIFICATES, ORIGINAL ISSUE DISCOUNT WILL BE INCLUDED IN YOUR GROSS INCOME FOR U.S. FEDERAL INCOME TAX PURPOSES BEFORE YOU RECEIVE ANY CASH PAYMENTS ON THE DISCOUNT CERTIFICATES.

    Cash payments on the discount certificates will generally not be paid until the discount certificate matures. However, because the discount certificates will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount certificates will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receiving cash payments on the discount certificates. See the section entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" for a more detailed discussion of these tax consequences.

    IF A BANKRUPTCY PETITION WERE FILED BY OR AGAINST US, YOU MAY RECEIVE A LESSER AMOUNT FOR A CLAIM RELATING TO THE DISCOUNT CERTIFICATES THAN YOU WOULD BE ENTITLED TO UNDER THE INDENTURE FOR THE DISCOUNT CERTIFICATES, AND YOU MAY REALIZE TAXABLE GAIN OR LOSS UPON PAYMENT OF YOUR CLAIM.

    If a bankruptcy petition were filed by or against Summit Securities, Inc. under the U.S. Bankruptcy Code after the issuance of the discount certificates, the claim of a holder of discount certificates with respect to the accreted value of the certificates may be limited to an amount equal to the sum of:

    (1) the initial offering price of the discount certificates; and

    (2) that portion of the original issue discount that is not deemed to constitute "unmatured interest" within the meaning of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount certificates under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount certificates, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount certificates may realize taxable gain or loss upon payment of that holder's claim in bankruptcy.

    ORIGINAL ISSUE DISCOUNT RELATING TO THE DISCOUNT CERTIFICATES MAY NOT BE FULLY DEDUCTIBLE BY US.

    Depending on the actual yield to maturity of the discount certificates, they may constitute applicable high yield debt obligations for federal income tax purposes. If they are, we may not deduct any original issue discount that accrues on the discount certificates until we actually pay it. Also, it is possible that a portion of the original issue discount will never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

    WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE CERTIFICATES.

    We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay you as a holder of certificates. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. The indenture does not prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. At September 30, 2000, approximately 80% of the Summit consolidated group's assets were held by our insurance company subsidiaries. To use money for dividends, these insurance companies must obtain permission from the insurance commissioner in their state of domicile. If our subsidiaries stopped making payments to us, we may be unable to pay the full amounts owed to you on the certificates.

    BECAUSE THE CERTIFICATES ARE STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

    Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the certificates and our other outstanding debt securities. As a result, the certificates and all of our other debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. The indenture does not prevent our subsidiaries from incurring debt or issuing preferred stock in the future. The indenture does not give holders of the certificates a claim to the assets of any of our subsidiaries. If we become insolvent, certificate holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the certificates.

    RISK OF HOLDING BOOK-ENTRY CERTIFICATES BECAUSE THERE ARE NO PHYSICAL CERTIFICATES TO TRANSFER.

    Our use of book-entry certificates rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the certificates may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the certificates would be made first to the person in whose name the certificates are registered.

                           FORWARD LOOKING STATEMENTS

    This prospectus includes or incorporates by reference "forward looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act including in particular the statements about Summit's current expectations, plans, strategies, prospects and projections about future events. Although Summit believes that its statements reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur. Summit has included important factors that could cause actual results to differ materially from the forward looking statements under the heading "Risk Factors" above and elsewhere in this prospectus, including under the headings "Business - Factors Affecting Future Operating Results" and "-Regulation" in its Annual Report on Form 10-K for the year ended September 30, 2000, incorporated into and attached to this prospectus. These forward-looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

    - Our anticipated growth strategies;

    - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

    - Future interest rate trends, movements and fluctuations;

    - Future expenditures for purchasing receivables; and

    - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                                USE OF PROCEEDS

    If all of the certificates we are offering are sold, we expect proceeds to total $100,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $180,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the certificates can or will be sold.

    In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the certificate offering for funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates, proceeds of this offering may be used for retiring maturing investment certificates, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. Approximately $13.2 million in principal amount of debt securities will mature between February 1, 2001 and January 31, 2002 with interest rates ranging from 6.25% to 10.0% with a weighted average of approximately 8.66% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2000.

    We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know the total principal amount of certificates that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

    In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                          DESCRIPTION OF CERTIFICATES

GENERAL

    The certificates will be issued under an indenture dated as of November 15, 1990 and a supplement to the indenture dated as of December 31, 1997. We refer to both of these documents together as the "indenture." We urge you to read the indenture because it, and not this prospectus, defines your rights as a holder of the certificates. The following summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

    The certificates will represent unsecured general obligations of Summit and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amounts shown on the cover page of this prospectus. The certificates will be sold to the public at 100% of their principal amount, except for the discount certificates which will be sold at a discount to the aggregate principal amount due at maturity. The certificates will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities, and minimum investment amounts of any unissued certificates at any time by supplementing this prospectus. Any change will have no effect on the terms of the certificates sold prior to the date of the change.

    Certificates may be transferred or exchanged for other certificates of the same series, of a like aggregate principal amount, or like accreted value in the case of discount certificates, subject to the limitations contained in the indenture. A $25.00 service charge will be made for any transfer or exchange of certificates. We may also require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For certificates earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount certificates, the certificates will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The certificates are not convertible into capital stock or any other securities of Summit.

    The certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a certificate upon terms mutually agreed to by the holder of the certificate and Summit. Early payment requests are reviewed in the order received and are subject to review by Summit's executive management.

PAYMENT OF PRINCIPAL AND INTEREST

    If you purchase a certificate where interest is paid, interest will be payable to you under one of several interest payment plans. You may select an interest payment plan at the time you purchase the certificates and can change this plan at any time by giving written notice to Summit. You may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding. You may also elect to receive interest payments annually, which will be compounded semi-annually. Or, you may elect to leave the accrued interest with Summit until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to Summit, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

    Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the certificate until maturity. The amount of each installment will be determined by the amortization term you designate at the time the certificate is purchased.

    Finally, under the discount certificate option, no principal or interest payments will be made to you until the maturity date of the discount certificate. The principal on the discount certificates will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount certificate, you should review the sections entitled "RISK FACTORS" and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS - Original Issue Discount" in this prospectus.

    For certificates issued through investment advisors that have clients who pay advisory fees, the rate for the certificate specified on the cover page of this prospectus may be increased by up to .50% per annum. The rate on these certificates may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

MATURITY

    You will be notified in writing between 15 and 45 days prior to the date your certificates will mature. We are not required to periodically fund a sinking fund to pay the certificates at maturity. When a certificate matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Certificates do not earn interest after the maturity date. Summit will pay the principal and accumulated interest due on matured certificates to the registered owner(s) in cash at Summit's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

PREPAYMENT ON DEATH

    In the event of the death of a certificate holder, any party entitled to receive some or all of the proceeds from that certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the certificate being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in our discretion, we consider necessary to fulfill our obligations.

RELATED INDEBTEDNESS

    The indenture governing the certificates does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. Summit's subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the certificates. Therefore, the certificates will be effectively subordinated to all indebtedness and other liabilities and commitments of Summit's subsidiaries. The certificates will not be guaranteed or insured by any other entity or any governmental agency. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the certificates.

    At December 31, 2000, Summit had outstanding approximately $82,755,553, including principal and compounded and accrued interest, of certificate debt and debt ranking equal with the certificate debt, and $10,900,800, including principal and accrued interest, of collateralized debt and similar obligations ranking senior to the certificates. This amount excludes insurance company reserves of our insurance company subsidiaries. The certificates offered in this prospectus are senior in liquidation preference only to the outstanding equity securities of Summit. The certificates are subordinate to our collateralized debt and rank equally with our unsecured accounts payable and accrued liabilities. The certificates rank equally with our other certificates and notes that are outstanding. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Summit and its ability to satisfy its obligations.

CONCERNING THE TRUSTEE

    First Trust National Association was appointed successor trustee under the indenture on April 24, 1996. First Trust assumed all of the duties and obligations of the trustee contained in the indenture. U.S. Bank Trust National Association subsequently acquired First Trust and is now the trustee for the certificates. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Summit's obligations to certificate holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Summit and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At September 30, 2000, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Summit and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

RIGHTS AND PROCEDURES IN THE EVENT OF DEFAULT

    Events of default include:

    - the failure of Summit to pay interest on any certificate for a period of 30 days after it becomes due and payable;

    - the failure to pay the principal on any certificate when due, including periodic payments of principal for certificates with the installment option;

    - the failure to perform any other covenant in the indenture for 60 days after notice; and

    - some events of bankruptcy, insolvency or reorganization with respect to Summit.

    If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of certificates then outstanding, or principal amount due at maturity in the case of discount certificates, may declare the principal of all the certificates outstanding, or accreted value in the case of discount certificates, to be immediately due and payable.

    The trustee must give the certificate holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the certificate holders, unless the default is a failure to pay principal or interest on any certificate when due.

    Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the certificates then outstanding, or principal amount due at maturity in the case of discount certificates. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of certificates before acting at their direction.

    Within 120 days after the end of each fiscal year, Summit must furnish to the trustee a statement of various officers of Summit concerning their knowledge as to whether or not Summit is in default under the indenture.

MODIFICATION OF THE INDENTURE

    Certificate holders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount certificates, of certificates, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of certificates required for modification is effective against any certificate holder without his or her consent.

RESTRICTIONS ON CONSOLIDATION, MERGER AND OTHER FUNDAMENTAL CORPORATE CHANGES

    Summit may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Summit is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Summit under the indenture and other conditions precedent are fulfilled.

TRANSFER AGENT AND REGISTRAR

    Metropolitan Mortgage & Securities Co, Inc. acts as the transfer agent and registrar of the certificates.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

    The following general discussion summarizes various U.S. federal income tax consequences of the holding and disposition of the certificates. This discussion only deals with persons that hold the certificates as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the "Code," and that purchase the original certificates for cash at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold certificates as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

    This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

    This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. HOLDERS

    The following discussion is limited to persons who are U.S. holders. For these purposes, U.S. holder means:

        (a) an individual who is a citizen or resident of the U.S.;

        (b) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of or in the U.S.;

        (c) an estate or trust, the income of which is subject to U.S. federal income tax, regardless of its source;

        (d) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

        (e) a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

STATED INTEREST ON INVESTMENT CERTIFICATES OTHER THAN THE DISCOUNT CERTIFICATES

    Stated interest on a certificate other than a discount certificate will be taxable to a U.S. Holder as ordinary interest income in accordance with the holder's regular method of tax accounting. Those persons who elect to permit Summit to retain interest payments with respect to certificates will be required to include those interest payments in income prior to the receipt of any corresponding cash.

ORIGINAL ISSUE DISCOUNT ON THE DISCOUNT CERTIFICATES

    Because the discount certificates will be issued at a substantial discount from their stated principal amount, the discount certificates will be treated as issued with original issue discount for U.S. federal income tax purposes. Original issue discount is the excess of:

        (a) a certificate's stated redemption price at maturity over

        (b) its issue price.

    The stated redemption price at maturity of a discount certificate is the principal amount payable at maturity. The issue price of a discount certificate is the first price at which a substantial amount of the discount certificates are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers.

    A U.S. holder of a discount certificate is required to include original issue discount in income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of the U.S. holder's regular method of tax accounting. A U.S. holder will not be required to report separately as taxable income actual distributions of stated interest relating to a discount certificate. In general, the amount of original issue discount included in income by a U.S. holder of a discount certificate is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which the U.S. holder held the discount certificate. The daily portion is determined by allocating the original issue discount for an accrual period equally to each day in that accrual period. The accrual period for a discount certificate may be of any length and may vary in length over the term of the discount certificate. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

    The amount of original issue discount attributable to an accrual period is generally equal to the product of the discount certificate's adjusted issue price at the beginning of that accrual period and its yield to maturity, i.e., the discount rate that, when applied to all payments under the discount certificate, results in a present value equal to the issue price. The adjusted issue price of a discount certificate at the beginning of any accrual period is the issue price of the discount certificate, plus the amount of original issue discount allocable to all prior accrual periods, minus the amount of any prior payments in respect of the discount certificate, including payments of stated interest. Under these rules, a U.S. holder generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

    If a U.S. holder is a corporation, a small portion of the amount that holder would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATION

    The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount certificates may be considered applicable high yield discount obligations. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount certificates until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

SALE, EXCHANGE OR REDEMPTION OF CERTIFICATES

    Upon the sale, exchange or redemption of a certificate, a U.S. holder generally will recognize taxable gain or loss equal to the difference between:

        (a) the amount realized on that disposition, and

        (b) the U.S. holder's adjusted tax basis in the certificate.

    A U.S. holder's adjusted tax basis in a discount certificate generally will equal the cost of the discount certificate increased by any original issue discount included in income through the date of disposition and decreased by any payments received on the discount certificate, including payments of stated interest.

    Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange, or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. holder's adjusted tax basis on a certificate other than a discount certificate generally will equal the cost of the certificate less any principal payments received by the holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    A U.S. holder of certificates may be subject to backup withholding at a 31% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the certificates. The payor of any reportable payments will be required to deduct and withhold 31% of these payments if:

    (1) the payee fails to establish that it is entitled to an exemption;

    (2) the payee fails to furnish a correct taxpayer identification number to the payor in the prescribed manner;

    (3) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

    (4) the payee has failed properly to report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required; or

    (5) the payee fails to certify under penalties of perjury that it is not subject to backup withholding.

    If any one of these events occurs with respect to a U.S. holder of certificates, we will be required to withhold 31% of any payments of principal, premium, if any, and interest, including original issue discount, on a certificate.

    Any amount withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, so long as the required information is provided to the IRS. We generally will report to a U.S. holder of certificates and to the IRS the amount of any reportable payments made on the certificates for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to each holder the amount of original issue discount accrued on the certificate for the calendar year.

    Recently adopted Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

TAX-EXEMPT PERSONS

    Qualified pension or profit sharing plans and certain other entities may exclude interest from the calculation of unrelated business taxable income, unless such persons' debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, such as the certificates. Thus, except to the extent that a tax-exempt person acquires certificates subject to acquisition indebtedness, Summit expects that such person may exclude interest paid or accrued with regard to such certificates from the calculation of unrelated business taxable income.

                              PLAN OF DISTRIBUTION

    The certificates are being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. ("MIS"), which is one of our subsidiaries. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the certificates. A commission will, however, be paid by Summit on most certificate purchases up to a maximum amount of 6% of the certificate price, generally depending on the term of the certificate and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the certificates issued through investment advisors with clients paying advisory fees may have an annual rate of up to .50% per annum in addition to the annual rates specified on the cover page of this prospectus.

    Certificates are offered only for cash or cash equivalents. MIS will transmit funds it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2000, MIS received commissions of $355,739 from Summit on sales of approximately $9,183,528 of Summit's debt securities.

    MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the certificates offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, Inc. ("Roth"), an NASD member, stating that the interest rates and accretion rates on the certificates, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Summit undertakes to maintain the interest rates and accretion rates on certificates no lower than those recommended by Roth based on the formula. Therefore, the yield at which the certificates will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the certificates offered in this prospectus, Roth will receive $40,000 in fees.

    We have agreed to indemnify Roth against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

    There is not now, and we do not expect that there will be in the future, a public trading market for the certificates. MIS does not intend to make a market for the certificates. See "RISK FACTORS."

    MIS may enter into selected dealer agreements with and reallow to dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of certificates sold by these dealers.

    Sales of certificates will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

    The legality of the certificates being offered by this prospectus will be passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Summit Securities, Inc. for the year ended September 30, 2000 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

    We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the certificates offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following document filed with the SEC is incorporated in this prospectus by reference:

    Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2000.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

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                            SUMMIT SECURITIES, INC.

                                     [LOGO]

              UP TO $100,000,000 INVESTMENT CERTIFICATES, SERIES B

                                ---------------

                                   PROSPECTUS
                               ------------------

                                           , 2001

                    METROPOLITAN INVESTMENT SECURITIES, INC.

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                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:    Other Expenses of Issuance and Distribution

SEC Registration Fee........................................  $ 25,000
NASD Filing Fee.............................................    10,500
Independent Underwriter Fee and Expenses....................    40,000
Accounting Fees and Expenses(1).............................    20,000
Legal Fees and Disbursements(1).............................    42,000
Trustee's Fees and Expenses(1)..............................    10,000
Printing Expenses(1)........................................    30,000
Miscellaneous Expenses(1)...................................     2,500
                                                              --------
Total Expenses..............................................  $180,000
                                                              ========

         (1) Estimated

Item 15:    Indemnification of Directors and Officers

           Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16.    Exhibits

       (a) Exhibits

                 1.01        Selling Agreement between Summit and Metropolitan Investment
                             Securities, Inc. (incorporated by reference to exhibit 1(a)
                             to Registration No. 333-43829, filed February 25, 1998).

                 1.02*       Agreement to Act as "Qualified Independent Underwriter,"
                             between Summit, Metropolitan Investment Securities, Inc. and
                             Roth Capital Partners, Inc. with respect to the certificate to be registered.

                 1.03*       Form of Pricing Recommendation Letter of Roth Capital
                             Partners, Inc. with respect to the certificates to be registered.

                 4.01        Indenture, dated as of November 15, 1990, between Summit and
                             West One Bank, Idaho, trustee (incorporated by reference to exhibit 4(a) to Registration No. 333-36775).

                 4.02        Tri-Party Agreement dated as of April 24, 1996 between West
                             One Bank, First Trust and Summit Securities, Inc.
                             (incorporated by reference to exhibit 4(c) to Registration
                             No. 333-19787).

                 4.03        First Supplemental Indenture between Summit
                             Securities, Inc. and First Trust, dated as of December 31,
                             1997 (incorporated by reference to Exhibit 4(c) to
                             Registration No. 333-36775).

                 4.04*       Second Supplemental Indenture between Summit
                             Securities, Inc. and U.S. Bank Trust National Association,
                             dated as of January , 2001.

                 5.01 Opinion of Kutak Rock LLP as to the validity of the certificates.

                 8.01*       Opinion of Kutak Rock LLP as to tax matters.

                10.01        Management Receivable Acquisition and Servicing Agreement
                             between Summit and Metropolitan Mortgage & Securities
                             Co., Inc. dated September 9, 1994 (incorporated by
                             reference to Exhibit 10(a) to Registration No. 33-57619).

                10.02        Receivable Acquisition, Management and Services Agreement
                             between Old Standard Life Insurance Company and Metropolitan
                             Mortgage & Securities Co., Inc. dated December 31, 1994
                             (incorporated by reference to Exhibit 10(d) to Registration
                             No. 333-115).

                10.03        Receivable Acquisition, Management and Services Agreement
                             between Arizona Life Insurance Company and Metropolitan
                             Mortgage & Securities Co., Inc. dated October 10, 1996
                             (incorporated by reference to Exhibit 10(d) to Registration
                             No. 333-19787).

                10.04        Reinsurance Agreement between Western United Life Assurance
                             Company and Old Standard Life Insurance Company
                             (incorporated by reference to Exhibit 10(d) to Summit's
                             Annual Report on Form 10-K filed January 7, 1998).

                12.01*       Statement of computation of ratio of earnings to fixed
                             charges and preferred stock dividends.

                23.01        Consent of PricewaterhouseCoopers LLP, Independent
                             Accountants.

                23.02        Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                             8.01).

                24.01        The Power of Attorney, included on Page II-4 of the
                             Registration Statement, is incorporated herein by reference.

                25.01*       Statement of eligibility of trustee.

           -----------------------
           * To be filed by amendment.

Item 17.    Undertakings

       (a) The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (c) The undersigned registrant hereby undertakes that:

           (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 25th day of January, 2001.

                                          SUMMIT SECURITIES, INC.

                                          /s/ Tom Turner
                                          --------------------------------------
                                          Tom Turner, President

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                    TITLE                         DATE
/s/ Tom Turner
---------------------------------           President, and Director
  Tom Turner                                (Principal Executive Officer)            January 25, 2001

/s/ Philip Sandifur
---------------------------------
  Philip Sandifur                           Vice President and Director              January 25, 2001

/s/ Greg Strate
---------------------------------
  Greg Strate                               Secretary, Treasurer and Director        January 25, 2001

/s/ Julie Shiflett
---------------------------------           Principal Accounting Officer and
  Julie Shiflett                            Principal Financial Officer              January 25, 2001

                                 EXHIBIT INDEX

                 1.01        Selling Agreement between Summit and Metropolitan Investment
                             Securities, Inc. (incorporated by reference to exhibit 1(a)
                             to Registration No. 333-43829, filed February 25, 1998).

                 1.02*       Agreement to Act as "Qualified Independent Underwriter,"
                             between Summit, Metropolitan Investment Securities, Inc. and
                             Roth Capital Partners, Inc. with respect to the certificate to be registered.

                 1.03*       Form of Pricing Recommendation Letter of Roth Capital
                             Partners, Inc. with respect to the certificates to be registered.

                 4.01        Indenture, dated as of November 15, 1990, between Summit and
                             West One Bank, Idaho, trustee (incorporated by reference to exhibit 4(a) to Registration No. 333-36775).

                 4.02        Tri-Party Agreement dated as of April 24, 1996 between West
                             One Bank, First Trust and Summit Securities, Inc.
                             (incorporated by reference to exhibit 4(c) to Registration
                             No. 333-19787).

                 4.03        First Supplemental Indenture between Summit
                             Securities, Inc. and First Trust, dated as of December 31,
                             1997 (incorporated by reference to Exhibit 4(c) to
                             Registration No. 333-36775).

                 4.04*       Second Supplemental Indenture between Summit
                             Securities, Inc. and U.S. Bank Trust National Association,
                             dated as of January , 2001.

                 5.01 Opinion of Kutak Rock LLP as to the validity of the certificates.

                 8.01*       Opinion of Kutak Rock LLP as to tax matters.

                10.01        Management Receivable Acquisition and Servicing Agreement
                             between Summit and Metropolitan Mortgage & Securities
                             Co., Inc. dated September 9, 1994 (incorporated by
                             reference to Exhibit 10(a) to Registration No. 33-57619).

                10.02        Receivable Acquisition, Management and Services Agreement
                             between Old Standard Life Insurance Company and Metropolitan
                             Mortgage & Securities Co., Inc. dated December 31, 1994
                             (incorporated by reference to Exhibit 10(d) to Registration
                             No. 333-115).

                10.03        Receivable Acquisition, Management and Services Agreement
                             between Arizona Life Insurance Company and Metropolitan
                             Mortgage & Securities Co., Inc. dated October 10, 1996
                             (incorporated by reference to Exhibit 10(d) to Registration
                             No. 333-19787).

                10.04        Reinsurance Agreement between Western United Life Assurance
                             Company and Old Standard Life Insurance Company
                             (incorporated by reference to Exhibit 10(d) to Summit's
                             Annual Report on Form 10-K filed January 7, 1998).

                12.01*       Statement of computation of ratio of earnings to fixed
                             charges and preferred stock dividends.

                23.01        Consent of PricewaterhouseCoopers LLP, Independent
                             Accountants.

                23.02        Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                             8.01).

                24.01        The Power of Attorney, included on Page II-4 of the
                             Registration Statement, is incorporated herein by reference.

                25.01*       Statement of eligibility of trustee.

           -----------------------
           * To be filed by amendment.